

February 12, 2013

Via E-mail
Adam Chibib
Chief Financial Officer
Multimedia Games Holding Company, Inc.
206 Wild Basin Road South, Building B
Austin, Texas 78746

> **Re: Multimedia Games Holding Company, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2012**
> **Filed November 15, 2012**
> **File No. 000-28318**

Dear Mr. Chibib:

We have reviewed your response letter dated February 5, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended September 30, 2012

Financial Statements, page 60

Notes to Consolidated Financial Statements, page 67

2. Significant Accounting Policies, page 67

Revenue Recognition, page 67

1. We note your response to our prior comment four. Please revise your revenue recognition policy in the notes to your financial statements and in the critical accounting policies section in MD&A to clarify, if true, that although your products are analyzed as multiple deliverable arrangements, the ancillary equipment is shipped simultaneously as

an install kit and therefore revenue for the entire unit is not recognized until all products essential for the functionality of the product have been shipped or delivered. Your revised disclosure should clarify what elements are classified in deferred revenue and clearly explain at what point revenue is recognized for the ancillary equipment, full product, software, and install kit. Please provide us with your proposed disclosure as part of your response.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief